FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated September 29, 2005 (“RIM Provides Update on Patent Reexamination Proceeding")	Page No 1

Document 1

September 29, 2005

FOR IMMEDIATE RELEASE

RIM Provides Update on Patent Reexamination Proceeding

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) confirmed that it received a copy today of an initial ruling by the U.S. Patent and Trademark Office (“USPTO”) in the Director-initiated inter partes reexamination of NTP, Inc. Patent #6,317,592. As previously reported by RIM in its press release on August 2, 2005, this patent contains five claims that are the subject of RIM’s pending appeal before the U.S. Court of Appeals for the Federal Circuit.

All 665 claims in this NTP patent were unanimously rejected by a panel of three senior patent examiners in the initial ruling. The USPTO ruling cited a variety of reasons including the TeleNor prior art submitted recently by RIM, as well as RIM’s own single mailbox integration patent (#6,219,694) which was determined by the USPTO to have been invented prior to the NTP patent filing.

The USPTO has now issued initial rulings in the reexaminations of all eight NTP patents relating to the NTP vs. RIM litigation and has rejected 100% of the 1,921 claims contained in those patents, including the 16 claims asserted against RIM. Final rulings from the USPTO are still pending and NTP is expected to appeal the eight initial rulings.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 30, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller